Mercedes-Benz Auto Lease Trust 2021-B
Investor Report

Collection Period Ended   31-Aug-2021

Amounts in USD

Dates

Collection Period No.	3	
Collection Period (from... to)	1-Aug-2021	31-Aug-2021
Determination Date	13-Sep-2021	
Record Date	14-Sep-2021	
Payment Date	15-Sep-2021	
Interest Period of the Class A-1 Notes (from... to)	16-Aug-2021	15-Sep-2021 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 9/15/2021	15-Aug-2021	15-Sep-2021 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	264,600,000.00	168,969,536.80	130,114,195.10	38,855,341.70	146.845585	0.491739
Class A-2 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-3 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	120,120,000.00	120,120,000.00	120,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,289,920,000.00**	**1,194,289,536.80**	**1,155,434,195.10**	**38,855,341.70**		
Overcollateralization	180,079,530.12	180,074,942.44	180,074,942.44			
Total Securitization Value	**1,469,999,530.12**	**1,374,364,479.24**	**1,335,509,137.54**			
present value of lease payments	683,921,034.56	607,087,309.90	580,644,861.05			
present value of Base Residual Value	786,078,495.56	767,277,169.34	754,864,276.49			

	Amount	Percentage
Initial Overcollateralization Amount	180,079,530.12	12.25%
Target Overcollateralization Amount	180,074,942.44	12.25%
Current Overcollateralization Amount	180,074,942.44	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	38,855,341.70	146.845585
Class A-2 Notes	0.220000%	82,976.67	0.183333	82,976.67	0.183333
Class A-3 Notes	0.400000%	150,866.67	0.333333	150,866.67	0.333333
Class A-4 Notes	0.510000%	51,051.00	0.425000	51,051.00	0.425000
Total		**284,894.34**		**$39,140,236.04**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,396,499,553.61**	**1,300,864,502.73**	**1,262,009,161.03**

Available 2021-B Collections

Lease Payments Received	25,088,916.46
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,045,969.00
Net Sales Proceeds-scheduled terminations	7,645,130.75
Excess wear and tear included in Net Sales Proceeds	4,161.16
Excess mileage included in Net Sales Proceeds	9,110.96
Subtotal	**49,780,016.21**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	428.15
Total Available Collections	**49,780,444.36**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,145,303.73
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.52%)	563,707.95
(3) Exchange Note Principal Distributable Amount	38,855,341.70
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	9,216,090.98
Total Distribution	**49,780,444.36**

Available Funds ABS Notes

Total Exchange Note Payments	39,419,049.65
Reserve Account Draw Amount	0.00
Total Available Funds	**39,419,049.65**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	284,894.34
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	38,855,341.70
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	278,813.61
Total Distribution	**39,419,049.65**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,145,303.73	1,145,303.73	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	284,894.34	284,894.34	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	82,976.67	82,976.67	0.00
thereof on Class A-3 Notes	150,866.67	150,866.67	0.00
thereof on Class A-4 Notes	51,051.00	51,051.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	284,894.34	284,894.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	38,855,341.70	38,855,341.70	0.00
Principal Distribution Amount	38,855,341.70	38,855,341.70	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,674,998.83
Reserve Fund Amount - Beginning Balance	3,674,998.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.21
minus Net Investment Earnings	31.21
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,674,998.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.21
Net Investment Earnings on the Exchange Note	
Collection Account	396.94
Investment Earnings for the Collection Period	428.15

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,469,999,530.12	32,998
Securitization Value beginning of Collection Period	1,374,364,479.24	31,775
Principal portion of lease payments	17,548,357.48	
Terminations- Early	14,331,280.52	
Terminations- Scheduled	6,364,197.99	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	611,505.71	
Securitization Value end of Collection Period	1,335,509,137.54	31,164

Pool Factor	90.85%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.58%	6.58%
Weighted Average Remaining Term (months)	29.51	27.26
Weighted Average Seasoning (months)	11.34	13.65
Aggregate Base Residual Value	917,070,196.49	866,226,522.84
Cumulative Turn-in Ratio		23.55%
Proportion of base prepayment assumption realized life to date		192.85%
Actual lifetime prepayment speed		0.63%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,332,648,428.61	31,110	99.79%
31-60 Days Delinquent	2,079,114.48	41	0.16%
61-90 Days Delinquent	637,396.14	11	0.05%
91-120 Days Delinquent	144,198.31	2	0.01%
Total	1,335,509,137.54	31,164	100.00%

Delinquency Trigger		**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.059%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	601,799.30	16	2,078,465.34	56
Liquidation Proceeds	655,728.67		2,274,846.27	
Recoveries	856.35		856.35	
Principal Net Credit Loss / (Gain)	(54,785.72)		(197,237.28)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.049)%
Prior Collection Period	(0.070%)
Second Prior Collection Period	(0.026%)
Third Prior Collection Period	NA
Four Month Average	(0.048)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.013)%
Average Net Credit Loss / (Gain)	(3,522.09)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	20,705,184.92	595	61,412,358.06	1,777
Sales Proceeds and Other Payments Received	24,025,775.30		71,022,361.26	
Residual Loss / (Gain)	(3,320,590.38)		(9,610,003.20)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.941)%
Prior Collection Period	(2.385%)
Second Prior Collection Period	(1.467%)
Third Prior Collection Period	NA
Four Month Average	(2.264)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.654)%
Average Residual Loss / (Gain)	(5,407.99)